Exhibit 12.1

                                                                    DST SYSTEMS, INC.
                                                                AND SUBSIDIARY COMPANIES

                                                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                                 (DOLLARS IN THOUSANDS)
                                                                                                            Q3 YTD
                                   1998            1999         2000          2001            2002             2003
                                 ---------       ----------   ----------    ----------      ----------      -----------
Pretax income from continuing
   operations before
   adjustment for minority
   interests in consolidated
   subsidiaries or income or
   loss from equity investees    $118,313         $207,716     $325,318      $354,977        $310,132         $230,376

Add:
Fixed Charges                      19,815           19,643       29,351        31,851          38,946           31,141

Amortization of capitalized
   interest                            83              100          118           162             179              124

Distributed earnings of equity
   investees                        9,943              468           92            49             371              102

Subtract:
Capitalized interest                (147)            (285)        (852)       (1,005)           (210)            (292)

                                 ---------       ----------   ----------    ----------      ----------      -----------
Pretax income as adjusted        $148,007         $227,642     $354,027      $386,034        $349,418         $261,451
                                 =========       ==========   ==========    ==========      ==========      ===========


Fixed charges:

Interest expense                  $ 8,591          $ 5,154      $ 5,561       $ 7,452         $13,379         $ 14,260
Interest capitalized                  147              285          852         1,005             210              292
                                 ---------       ----------   ----------    ----------      ----------      -----------
                                    8,738            5,439        6,413         8,457          13,589           14,552

Portion of rents
   representative of an
   appropriate interest factor     11,077           14,204       22,938        23,394          25,357           16,589

                                 ---------       ----------   ----------    ----------      ----------      -----------
Total fixed charges               $19,815          $19,643      $29,351       $31,851         $38,946          $31,141
                                 =========       ==========   ==========    ==========      ==========      ===========

Ratio of earnings to fixed
   charges                            7.5 (1)         11.6         12.1          12.2 (2)         9.0 (3)          8.4 (3)

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(1)  In 1998,  the Company  recognized  $33.1  million in merger and  integrated costs related to the USCS International, Inc. and Custima International acquisition. Excluding these merger charges, the ratio of earnings to fixed charges was 9.1.

(2) In 2001, the Company recognized a $32.8 million pretax gain on the sale of its Portfolio Accounting System (PAS) business to State Street Corporation.
     Excluding the gain on the sale, the ratio of earnings to fixed charges was 11.1.

(3) In 2002 and 2003, the Company recorded costs associated with facility consolidations in its Output Solutions segment of $12.0 million and $2.4 million, respectively. Excluding these costs, the ratio of earnings to fixed charges was 9.3 and 8.5, respectively.